Exhibit 99.1

FIRST QUARTER 2022

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2022 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q1 2022 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net Income $4.1 Billion Up 6% YoY	Diluted EPS[1] $2.84 Up 7% YoY	PCL[2] $105 Million PCL on loans ratio[3] up 17 bps[4] QoQ	ROE[5] 17.3% Down 130 bps YoY	CET1 Ratio[6] 13.5% Robust capital levels, up 100 bps YoY

TORONTO, February 24, 2022 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $4.1 billion for the quarter ended January 31, 2022, up $248 million or 6% from the prior year, with strong diluted EPS growth of 7% over the same period. Personal & Commercial Banking and Wealth Management saw strong earnings growth, while robust Capital Markets results were down from record first quarter earnings last year. Investor & Treasury Services and Insurance results were also lower.

Pre-provision, pre-tax earnings7 of $5.5 billion were up 10% from a year ago, primarily attributable to higher average fee-based client assets, record investment banking revenue and higher net interest income reflecting strong client-driven growth in volumes that more than offset lower spreads. These factors were partially offset by higher expenses driven by higher variable compensation and continued investments in our franchises, and lower Global Markets revenue.

Compared to last quarter, net income was up $203 million with higher results in Wealth Management, Capital Markets, and Investor & Treasury Services, partially offset by lower results in Insurance and Personal & Commercial Banking.

The PCL on loans ratio of 5 bps was up 17 bps from last quarter, primarily due to higher provisions in Personal & Commercial Banking, partially offset by lower provisions in Wealth Management. The PCL on impaired loans ratio of 9 bps increased 2 bps from last quarter.

Our capital position remained robust, with a Common Equity Tier 1 (CET1) ratio of 13.5% supporting strong client-driven organic growth, $1.7 billion in common share dividends and $1.2 billion (or 8.9 million common shares) in common share buybacks. We also had a strong average Liquidity Coverage Ratio (LCR) of 124%.

“RBC’s first quarter performance reflects the significant momentum we continue to build while facing change and uncertainty in the current operating environment. This is a testament to our scale, diversified business model, and strategic investments in technology, talent and innovation to create differentiated value for our clients and shareholders. While the Omicron variant has created headwinds to the global economic recovery over the past quarter, RBC employees remained unwavering in their commitment to supporting our clients and communities. I’m proud of how they continue to make a difference in the lives of those we serve. Looking forward, we remain focused on our Purpose-led approach to delivering the advice, products and services our clients need in a changing world, while also accelerating our commitments to enable a sustainable and inclusive future.”

– Dave McKay, RBC President and Chief Executive Officer

Q1 2022 Compared to Q1 2021	• Net income of $4,095 million • Diluted EPS of $2.84 • ROE of 17.3% • CET1 ratio of 13.5%	h 6% h 7% i 130 bps h 100 bps

Q1 2022 Compared to Q4 2021	• Net income of $4,095 million • Diluted EPS of $2.84 • ROE of 17.3% • CET1 ratio of 13.5%	h 5% h 6% h 40 bps i 20 bps

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	PCL on loans ratio is calculated as PCL on loans as a percentage of average net loans and acceptances.
4	Basis points (bps).
5	Return on equity (ROE). For further information, refer to the Key performance and non-GAAP measures section on page 3 of this Earnings Release.
6	This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets, in accordance with OSFI’s Basel III Capital Adequacy Requirements guideline.
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Pre-provision, pre-tax earnings is calculated as income (Q1 2022: $4,095 million; Q1 2021: $3,847 million) before income taxes (Q1 2022: $1,289 million; Q1 2021: $1,038 million) and PCL (Q1 2022: $105 million; Q1 2021: $110 million). This is a non-GAAP measure. For further information, refer to the Key performance and non-GAAP measures section on page 3 of this Earnings Release.

Personal & Commercial Banking

Net income of $1,974 million increased $181 million or 10% from a year ago, primarily attributable to higher non-interest income which included higher mutual fund distribution fees as equity markets and strong net sales drove higher average balances. Higher net interest income in Canadian Banking reflecting average volume growth of 9% (including strong business volume growth and double-digit residential mortgage growth benefiting from strong housing activity) that more than offset lower spreads, also contributed to the increase.

Compared to last quarter, net income decreased $59 million or 3%, primarily attributable to higher PCL mainly reflecting lower releases of provisions on performing loans. This was partially offset by higher non-interest income, higher net interest income driven by average volume growth of 3% in Canadian Banking, lower professional fees and seasonally lower marketing costs.

Wealth Management

Net income of $795 million increased $154 million or 24% from a year ago, mainly due to higher average fee-based client assets reflecting market appreciation and net sales underpinned by constructive markets, as well as a partial release of a legal provision taken in U.S. Wealth Management (including City National) in the prior quarter. Higher net interest income driven by strong, double-digit average volume growth that more than offset lower spreads, largely in U.S. Wealth Management (including City National), also contributed to the increase. These factors were partially offset by higher variable compensation and higher staff-related costs.

Compared to last quarter, net income increased $237 million or 42% as we released a portion of a legal provision that was taken in U.S. Wealth Management (including City National) in the prior quarter. Higher average fee-based client assets and higher net interest income driven by average volume growth also contributed to the increase.

Insurance

Net income of $197 million decreased $4 million or 2% from a year ago, largely due to claims experience and the impact of lower new longevity reinsurance contracts. These factors were partially offset by business growth and higher favourable investment-related experience.

Compared to last quarter, net income decreased $70 million or 26%, primarily due to favourable annual actuarial assumption updates in the prior quarter.

Investor & Treasury Services

Net income of $118 million decreased $5 million or 4% from a year ago, mainly reflecting higher technology-related costs that more than offset higher funding and liquidity revenue.

Compared to last quarter, net income increased $9 million or 8%, mainly driven by higher revenue from funding and liquidity and client deposits, partially offset by annual regulatory costs and higher taxes due to favourable tax adjustments in the prior quarter.

Capital Markets

Net income of $1,030 million decreased $37 million or 3% from record first quarter earnings last year. Record Corporate and Investment Banking revenue this quarter was primarily driven by higher loan syndication and M&A activity, as well as higher lending revenue, across most regions. This was more than offset by lower fixed income trading revenue in the U.S. and Europe driven by reduced client activity reflecting market conditions in Global Markets. Higher taxes reflecting favourable tax adjustments last year and changes in earnings mix, as well as higher compensation on increased revenue, also contributed to the decrease.

Compared to last quarter, net income increased $110 million or 12%, largely driven by higher revenue in Global Markets and Corporate and Investment Banking. These factors were partially offset by higher compensation on improved results.

Capital, Liquidity and Credit Quality

Capital – As at January 31, 2022, our CET1 ratio was 13.5%, down 20 bps from last quarter, mainly reflecting growth in risk-weighted assets (excluding FX) and share repurchases, partially offset by internal capital generation.

Liquidity – For the quarter ended January 31, 2022, the average LCR was 124%, which translates into a surplus of approximately $70 billion, compared to 123% and a surplus of approximately $67 billion in the prior quarter. LCR has remained relatively stable compared to the previous quarter as growth in retail and wholesale loans was offset by increases in client deposits and the issuance of term funding. Increases in high-quality liquid assets were largely offset by an increase in net cash outflows associated with additional non-core deposits and short-term funding.

The Net Stable Funding Ratio (NSFR) as at January 31, 2022 was 113%, which translates into a surplus of approximately $98 billion, compared to 116% and a surplus of approximately $114 billion in the prior quarter. NSFR decreased from the prior quarter primarily due to growth in retail and wholesale loans, an increase in on-balance sheet securities and changes in derivative positions, partially offset by increases in client deposits and the issuance of term funding.

Credit Quality

Q1 2022 vs. Q1 2021

Total PCL was $105 million. PCL on loans of $100 million decreased $21 million or 17% from a year ago, due to lower provisions in Personal & Commercial Banking, partially offset by lower releases of provisions in Wealth Management. The PCL on loans ratio of 5 bps decreased 2 bps. The PCL on impaired loans ratio of 9 bps decreased 4 bps.

PCL on performing loans was $(80) million, compared to $(97) million in the prior year, increasing $17 million or 18%, primarily reflecting lower releases of provisions in Capital Markets, partially offset by higher releases of provisions in Wealth Management.

PCL on impaired loans of $180 million decreased $38 million or 17%, largely reflecting lower provisions in Personal & Commercial Banking and recoveries in Capital Markets in the current quarter as compared to provisions taken in the prior year. This was partially offset by provisions taken in the current quarter as compared to recoveries in the prior year in Wealth Management.

Q1 2022 vs. Q4 2021

PCL on loans of $100 million increased $318 million from last quarter, primarily due to higher provisions in Personal & Commercial Banking, partially offset by lower provisions in Wealth Management. The PCL on loans ratio increased 17 bps. The PCL on impaired loans ratio increased 2 bps.

PCL on performing loans was $(80) million, compared to $(355) million in the prior quarter, increasing $275 million or 77%, primarily due to lower releases of provisions in Personal & Commercial Banking as the current quarter releases reflected a lower impact from improvements in our macroeconomic and credit quality outlook.

PCL on impaired loans of $180 million increased $43 million or 31%, primarily due to higher provisions in Personal & Commercial Banking, partially offset by lower provisions in Wealth Management.

Key performance and non-GAAP measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income, ROE and non-GAAP measures, including pre-provision, pre-tax earnings. Certain financial metrics, including ROE and pre-provision, pre-tax earnings do not have any standardized meanings under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle. We believe that certain non-GAAP measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

Additional information about ROE and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our Q1 2022 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, legal and regulatory environment, and systemic risks and other risks discussed in the risk sections and Impact of COVID-19 pandemic section of our annual report for the fiscal year ended October 31, 2021 (the 2021 Annual Report) and the Risk management section of our Q1 2022 Report to Shareholders; including business and economic conditions, information technology and cyber risks, environmental and social risk (including climate change), digital disruption and innovation, Canadian housing and household indebtedness, geopolitical uncertainty, privacy, data and third party related risks, regulatory changes, culture and conduct, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy, financial market conditions and our business operations, and financial results, condition and objectives. In addition, as we work to advance our climate goals, external factors outside of RBC’s reasonable control may act as constraints on their achievement, including varying decarbonization efforts across economies, the need for thoughtful climate policies around the world, more and better data, reasonably supported methodologies, and technological advancements, the evolution of consumer behavior, the challenges of balancing interim emissions goals with an orderly and just transition, and other significant considerations such as legal and regulatory obligations.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2021 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q1 2022 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections and Impact of COVID-19 pandemic section of our 2021 Annual Report and the Risk management section of our Q1 2022 Report to Shareholders. Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q1 2022 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for February 24, 2022 at 8:00 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 8453835#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from February 24, 2022 until May 25, 2022 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 2434114#).

Media Relations Contacts

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Christine Stewart, Director, Financial Communications, christine.stewart@rbc.com, 416-456-5322

Investor Relations Contacts

Asim Imran, Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 88,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.

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